FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Allen Robert E.	2. Issuer Name and Ticker or Trading Symbol PepsiCo, Inc. (PEP)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) c/o AT&T 180 Park Avenue, Room 1E38	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 10/01/2002
(Street) Florham Park NJ 07932				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
PepsiCo, Inc. Common Stock								7,136.00	D

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option Grant (right to buy)	$37.50	10/01/2002		A		9,600.00		10/01/02	09/30/12	PepsiCo, Inc. Common Stock	9,600.00		9,600.00	D
Phantom Stock Units	1-for-1	09/30/2002 (1)		A	V	11.05		Retirement	Retirement	PepsiCo, Inc. Common Stock	11.05	(1)	1,903.55	D
Phantom Stock Units	1-for-1	09/30/2002 (1)		A	V	3.03		01/01/03	01/01/03	PepsiCo, Inc. Common Stock	3.03	(1)	448.68	D
Phantom Stock Units	1-for-1	09/30/2002 (1)		A	V	325.76		01/01/01 (2,3)	01/01/05	PepsiCo, Inc. Common Stock	325.76	(1)	29,753.78	D
Phantom Stock Units	1-for-1	09/30/2002 (1)		A	V	35.24		04/01/05	04/01/05	PepsiCo, Inc. Common Stock	35.24	(1)	6,070.72	D

Explanation of Responses:

1.  Acquired on various dates between 1/01/02 and 9/30/02 pursuant to PepsiCo's deferred compensation plan at prices ranging from $36.95 to $51.50.
2.  Participants in the deferral plan are afforded a one-time opportunity to change the payout date of their deferrals. This must be done at least 6 months before, and in the calendar year prior to, payout.
3.  Payable in 5 installments between 2001 and 2005.

/s/Thomas H. Tamoney, Jr.	October 2, 2002

Thomas H. Tamoney, Jr. Attorney-in-fact ** Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.